Via Facsimile and U.S. Mail
Mail Stop 4720

September 29, 2009

Mr. Richard J. Carbone
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Re: **Prudential Financial, Inc.**
        Definitive Proxy Statement on Schedule 14A, filed March 20, 2009
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File No. 001-16707

Dear Mr. Carbone:

       We have reviewed your July 29, 2009 response to our July 16, 2009 letter and
have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. Where a comment requests you
to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the filing in which you intend to first include it. If
you do not believe that revised disclosure is necessary, explain the reason in your
response. After reviewing the information provided, we may raise additional comments
and/or request that you amend your filing.

Definitive Proxy Statement on Schedule 14A, filed March 20, 2009

Compensation Discussion and Analysis, page 22

2008 Results and Compensation of Named Executive Officers, page 28

1. We note your response to our prior comment 2. The proposed disclosure relates
    only to Mr. Strangfeld's annual incentive award. Please provide us with proposed
    disclosure for each of the NEOs explaining how the Committee evaluated the
    factors in determining the annual incentive award for each NEO.

2. We reissue the second portion of our prior comment 2. Please provide a detailed
    enough description of the factors considered by the Committee in determining
    annual incentive awards such than an investor would be able to understand what
    the achievement of those factors entailed. It is not relevant for purposes of this

disclosure whether the criteria the registrant used to determine incentive awards were communicated to the NEOs early in the year or not at all. It is also not relevant for purposes of this disclosure whether the Committee assigned a specific weight to each factor or not. If these factors were used in setting incentive compensation they should be identified and the Committee's assessment of the degree of achievement should also be discussed. To the extent the factors were quantifiable the discussion of achievement should be quantitative.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director